EXHIBIT K
DRAFT

OUTSTANDING SHARES AS OF NOVEMBER 30, 2006

Fund	Number of Outstanding Shares

Franklin Federal Tax-Free Income Fund
Class A Shares	528,199,932.42
Class B Shares	20,404,139.84
Class C Shares	34,795,532.68
Advisor Class Shares	14,422,979.18
Total	597,822,584.13

Franklin Money Fund
Total	1,858,888,937.90

Franklin Tax-Exempt Money Fund
Total	174,377,762.36

K-1